Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
August 4, 2021
CONFIDENTIAL
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
HireRight GIS Group Holdings, LLC
Draft Registration Statement on Form S-1
Submitted June 14, 2021
CIK No. 0001859285
Ladies and Gentlemen:
On behalf of our client, HireRight GIS Group Holdings, LLC., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we confidentially submit in electronic form the accompanying Amendment No. 1 to the draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the initial draft Registration Statement on Form S-1 which was confidentially submitted with the Securities and Exchange Commission (the “Commission”) on June 14th, 2021.
The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated July 12, 2021. The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.
The Company has asked us to convey the following as its response to the Staff:
Prospectus Summary, page 1
1.Please describe in the summary the key terms of the stockholders agreement and the income tax receivable agreement.

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Response to Comment 1
The Company acknowledges the Staff’s comment and in response has described the key terms of the stockholders agreement and the income tax receivable agreement in the Prospectus Summary on page 14.
2.Please disclose in the "Overview" subsection the aggregate principal amount of your debt outstanding as of the most recently available date. In this regard, we note the amount was approximately $1.0 billion as of December 31, 2020.
Response to Comment 2
The Company acknowledges the Staff’s comment and in response has disclosed the aggregate principal amount of debt outstanding in the amount of approximately $1.0 billion as of December 31, 2020 on page 2 in the “Overview” subsection.
Our Sponsors, page 12
3.Please disclose in the penultimate paragraph in this subsection that you intend not to comply with certain corporate governance requirements due to your controlled company status under applicable corporate governance rules and summarize the requirements.
Response to Comment 3
The Company acknowledges the Staff’s comment and in response has disclosed that we will be permitted and intend to elect to not comply with certain corporate governance requirements due to our controlled company status under applicable corporate governance rules. We have summarized such requirements on page 13 and stated our intention to elect to not comply with certain corporate governance requirements on page 44 in response to the Staff’s comment.
4.Please disclose here the specific director nomination rights conferred on your Principal Stockholders by the Stockholders Agreement. Please make conforming revisions to the "Board Composition and Director Independence" disclosure beginning on page 100.
Response to Comment 4
The Company acknowledges the Staff’s comment and in response has disclosed the specific director nomination rights which will be conferred on our Principal Stockholders by the Stockholders Agreement under the "Board Composition and Director Independence" disclosure beginning on page 100.

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Risk Factors, page 20
5.We note that goodwill accounts for more than 50% of the assets on your balance sheet and that goodwill increased from fiscal year 2019 to 2020 while your revenue declined over the same period by more than $100 million and your net loss widened by more than $20 million. Please add risk factor disclosure regarding the size of your goodwill valuation relative to the assets on your balance sheet or tell us why you believe this is unnecessary.
Response to Comment 5
The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 25 of the Registration Statement.
The Principal Stockholders control us, and their interests may conflict with ours or yours in the future, page 42
6.Please expand this risk factor to address your expected status as a controlled company under applicable exchange rules and corporate governance standards and your present intention not to comply with certain corporate governance requirements.
Response to Comment 6
The Company acknowledges the Staff’s comment and in response has expanded this risk factor to include the Company’s expected status as a controlled company and its present intention to not comply with certain corporate governance standards on page 43 of the Registration Statement.
We will be required to pay our existing owners for certain tax benefits, which amounts are expected to be material., page 48
7.In this risk factor, you indicate that "[o]ur debt obligations and other financing transactions may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the TRA." Please describe the provisions in the Credit Agreements that restrict distributions from your subsidiaries to you. Please disclose the same on page 118.
Response to Comment 7
The Company acknowledges the Staff’s comment and in response has disclosed, on pages 49 and 121 of the Registration Statement, the provisions in the credit agreement that restrict distributions from our subsidiaries to us. We have also clarified that the payments under the TRA are permitted by the Company’s current credit agreement.

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Management's Discussion and Analysis
Factors Affecting Our Results of Operations
Economic Conditions and COVID-19, page 65
8.Please tell us and expand your disclosure to provide a more detailed discussion of the impact of changes in economic factors and COVID-19 as material trends, risks and uncertainties that affected your income from operations for the year ended December 31, 2020. In your discussion, consider quantifying the adverse effect of changes in economic factors and from the pandemic on global employment and hiring in the labor market, and the degree to which the different types of customers, geographies, and industry sectors you serve were impacted. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K, and CF Staff Disclosure Guidance Topics 9 and 9A.
Response to Comment 8
The Company acknowledges the Staff’s comment and in response has updated the disclosure on page 67 of the Registration Statement. The COVID-19 pandemic and the resulting economic conditions and government orders resulted in a decrease in total employment and hiring on a global level. Unemployment in our primary market, the United States, reached nearly 15% during the peak of the 2020 pandemic and hiring slowed to less than 4 million in April 2020. The Company’s financial results and prospects are impacted by the number of hires and the total level of employment. Our results for the year ended December 31, 2020 were negatively impacted by the temporary drop in hiring and the associated pre-employment background screen demand, which peaked during the second quarter of 2020. The temporary drop in order volume negatively impacted total revenues, net income and cash flow from operations as compared to the prior year. While the peak of the pandemic impact on the Company occurred during April and May of 2020, the Company began to see a steady recovery beginning in June which continued throughout the year. United States based hiring increased from a low of 3.9 million in April to an average of 6.5 million per month for the period May through December 2020. The drop in hiring and subsequent recovery largely impacted all industries and geographies we serve. The Company is a highly diversified business with no industry representing more than 15% of total revenue. Transportation, healthcare and technology represent the largest contributors to revenue. Transportation and healthcare annual revenues declined in conjunction with overall revenue declines while technology showed limited growth largely driven by the addition of two enterprise customers during the year.

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Management's Discussion and Analysis
Key Components of Our Results from Operations
Revenues, page 66
9.You indicate that surcharge revenue, which makes up approximately 25% of your total revenue, are fees from third parties that are "predominantly charged to the Company’s customers at cost." Please clarify for investors that you rely only on service revenue for cash from operations and clarify, if true, that the effect on operating income or loss related to revenue relates to service revenue and not total revenue.
Response to Comment 9
The Company acknowledges the Staff’s comment and in response has updated the disclosure on page 68 of the Registration Statement.
The Company relies on service revenue to generate cash from operations. Furthermore, only the service revenue impacts the operating income or loss as the surcharge revenue is predominately offset by the expenses recognized in cost of services (excluding depreciation and amortization) on the consolidated statement of operations.
Results of Operations
Comparison of Results of Operations for the Years Ended December 31, 2020 and December 31,
2019
Revenues, page 69
10.Please tell us and discuss the key economic factors and impact of COVID-19, and known trends and uncertainties, on your revenues and cost of sales for the year ended December 31, 2020. For example, consider quantifying the decreases in the number of orders from your customers in labor markets in specific industries you serve, lost or had a significant reduction of business from key customers, and the effect of changes in pricing and volume. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K, and CF Disclosure Guidance Topics 9 and 9A.
Response to Comment 10
The COVID-19 pandemic and the resulting economic conditions and government orders resulted in a decrease in total employment and hiring on a global level. Unemployment in our primary market, the United States, reached nearly 15% during the peak of the 2020 pandemic and hiring slowed to less than 4 million in April 2020. The Company’s financial results and prospects are impacted by the number of hires and the total level of employment. Our results for the year ended December 31, 2020 were negatively impacted by the temporary drop in hiring and the associated pre-employment

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background screen demand, which peaked during the second quarter of 2020. The temporary drop in order volume negatively impacted total revenues, net income and cash flow from operations as compared to the prior year. While the peak of the pandemic’s impact on the Company occurred during April and May of 2020, the Company began to see a steady recovery beginning in June 2020, which continued throughout the year. United States based hiring increased from a low of 3.9 million in April to an average of 6.5 million per month for the period between May and December 2020. The weakness and the associated recovery was broad-based across our customer base, however due to the specific nature of the pandemic certain industries and sectors were more impacted than others. We are a highly diversified business, with no industry representing more than 15% of total revenue, transportation, healthcare and technology represent the largest contributors to our revenue. Our revenues from transportation and healthcare clients declined in the first half and full year of 2020, respectively. On the other hand, technology customers, in the aggregate, showed some growth largely driven by the addition of two enterprise customers during the year.
Liquidity and Capital Resources
General, page 71
11.You indicate that cash from operations, cash on hand, and borrowings are sufficient to meet operating requirements for the next 12 months. Please clarify whether this statement takes into account the payment due under the Tax Receivable Agreement, which you indicate will be material, and which you indicate that you intend to fund, in part, from cash flow from operations.
Response to Comment 11
The Company acknowledges the Staff’s comment and in response has clarified on page 71 that this statement does take into account the payment due under the Tax Receivable Agreement.
Critical Accounting Policies and Estimates
Valuation of Long-lived Assets including Goodwill, Intangible Assets and Estimated Useful Lives, page 74
12.Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and are not at risk of failing. If your reporting unit is at risk of failing, you should disclose:
•the percentage by which fair value exceeded carrying value at the date of the most recent test;
•the amount of goodwill allocated to the reporting unit;

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•a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
•a discussion of the degree of uncertainty associated with the assumptions; and
•a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response to Comment 12
The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 77 to indicate that the reporting unit was not at risk of failing the quantitative impairment test and provides the supplemental information below.
Even though revenue experienced a temporary decrease in the second quarter of 2020, the long-term prospects of the Company were not materially impacted. The temporary revenue decrease was not a triggering event and the Company’s reporting unit was not at risk of failing the quantitative assessment for goodwill impairment at any point during the year ended December 31, 2020 due to the fact that the revenue declines did not materially impact cash flow forecasts. In addition, the Company had significant large agreements in the advanced stages of negotiations that gave the Company confidence that the long term cash flow forecasts were not materially impacted by a short term reduction in volume as customers reacted to COVID-19.
The Company experienced a drop in revenues beginning in April 2020 due to the impact of COVID-19; however, the Company did not experience a significant loss in customers due to COVID-19. The Company also added new customers in 2020 from the bookings as discussed in the Company’s response to Staff comment #13. Revenues from these new customers was approximately $7 million in the first half of 2020.
Revenues in the second quarter of 2020 decreased 39% from the same period of 2019. The revenue decrease peaked in the months of April and May 2020, but by June 2020 had started to rebound. Revenue during the second half of 2020 steadily improved in line with our expectations that COVID-19 would not impact our long-term outlook and revenues would rebound from the lows seen in April and May 2020. The decrease in revenue in the third quarter and fourth quarters of 2020 compared to the comparable periods of 2019 was narrowed to 21% and only 2%, respectively.
The signing of two large new customers in the latter half of 2020 further supports our expectation that the drop in revenues due to COVID-19 was temporary and that our long-term outlook was not materially impacted. In line with the Company’s expectations that the long-term outlook was not materially impacted by COVID-19 and sales would rebound, the Company’s revenues for the second quarter of 2021 are the highest in the Company’s history.

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Business, page 79
13.You disclose that differentiation in the marketplace resulted in your "highest annual new bookings in 2020 providing significant momentum heading into 2021." Please tell us and expand your disclosure to discuss how the company's highest annual new bookings in 2020 correlates to the 16.6% decrease in revenues in 2020, which you attribute "primarily due to the impact of COVID-19, which caused a decline in the volume of orders for our services" on page 69. In your discussion, please provide more detail on your long-term growth opportunities in light of recent trends in the labor market due to the pandemic and the uncertainties of the recovery which may impact your future results of operations. Refer to Item 303(b)(2)(i) and (ii), and CF Disclosure Guidance Topics 9 and 9A.
Response to Comment 13
The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 66 of the Registration Statement. Bookings represent the estimated annual revenue from newly signed contracts. New customer contracts generally take between 30 and 45 days to implement and begin transacting and generating revenue. However, large enterprise customers take significantly longer, in some cases, up to a year, after signing a contract to begin transacting and generating revenue in-line with anticipated volumes. While the first half of 2020 was particularly slow for new customer contract signings, primarily as a result of the pandemic, new contract signings rebounded in the second half of the year as the global labor market began to adapt to and recover from the impacts of the pandemic. This was evidenced through revenue generated from these newly signed contracts growing from approximately $7 million during the first half of the year to more than $15 million in the second half of the year. Importantly, these figures do not include the impact of our largest customer booking of 2020, which occurred in the fourth quarter and had not yet begun generating revenue as of December 31, 2020. As a result, we anticipate a significant positive impact to our revenue from these new wins combined with broader recovery in our existing customer base in 2021.
HireRight GIS Group Holdings, LLC Audited Financial Statements
For the Years Ended December 31, 2020 and 2019
Notes to Consolidated Financial Statements
Note 1. Organization, Basis of Presentation and Consolidation, and Significant Accounting Policies Intangible Assets, net and Goodwill, page F-10
14.Please tell us your consideration of the potential impairment to goodwill and intangible assets, and how you determined it was not more likely than not that the fair value was less than its’ carrying amount. You disclose on page 65 that your "results of operations and cash flows for the year ended December 31, 2020 were adversely affected by the global reduction in employment and hiring." Although you disclose the company experienced some recovery during

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the second half of 2020 and into 2021, there remained significant uncertainties about the extent and timing of the recovery from the pandemic. These conditions are an indicator of potential impairment to your goodwill and intangible assets. Refer to the guidance for impairment testing contained in ASC 350-30-35, and ASC 360- 10-35-17 and 35-35.
Response to Comment 14
The Company acknowledges the Staff’s comment and in response respectfully submits the following information.
Pursuant to ASC 350-30-35-28, the Company tests goodwill for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.
Also as noted above in response to the Staff’s comment #8, the Company experienced a temporary drop in revenues in April and May 2020 due to COVID-19. The temporary decrease in revenues did not impact the long-term outlook of the Company. Revenues were expected to recover and by the fourth quarter of 2020 were only 2% below the prior year comparable quarter. Furthermore, revenues in the Company’s second quarter of 2021 are the highest in the Company’s history.
The Company also considered the guidance in ASC 350-30-35-18C through 18E to assess the totality of events and circumstances affecting fair value, including the following to determine whether it was more likely than not that the Company’s goodwill was impaired:
•Positive and mitigating events and circumstances that could affect the significant inputs used to determine the fair value.
•If an entity has made a recent fair value calculation, the difference between the fair value and the then carrying amount.
The Company considered the positive events and circumstances, such as our demonstrated ability to have a remote workforce which enabled our revenue streams to continue during the COVID-19 pandemic and the successful signing of new enterprise customers during 2020. Based on the above, the Company concluded that the temporary decline in revenues had no significant impact in forecasted cash flows and thus there were no triggering events identified during 2020.
Pursuant to ASC 360-10-35-17 and ASC 360-10-35-35, the Company recognizes impairment loss if the carrying value of a long-lived asset exceeds its fair value. As discussed above in the Company’s response to the Staff’s comment #12, the impact of COVID-19 was temporary and not expected to impact the long-term outlook of the Company. Thus, the Company concluded there were no triggering events identified in 2020.

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Note 16. Revenues, page F-29
15.Please tell us your consideration of reporting revenue gross as a principal versus net as an agent for surcharge revenue. We note that the fees charged to your customers for the collection of data from federal, state and local jurisdictions, which are required to fulfill the company's performance obligations, are generally at a cost. In your response, please explain whether the cost-based fees include pass through costs from federal, state and local jurisdictions for the providing of data and reports. Also, please explain whether the data collection is a specified service to be delivered to the customer as part of the company's performance obligations Refer to ASC 606-10-55-36 through 55-40.
Response to Comment 15
The Company acknowledges the Staff’s comment and respectfully submits the following information.
Under ASC 606-10-55-36, the Company evaluated whether the nature of the arrangement with the customer is either (i) to provide the specified goods or services itself (in which case, the Company would be a principal) or (ii) to arrange for those goods or services to be provided by the information source or supplier which, for the Company, would be the federal, state, or local jurisdiction (in which case, the Company would be an agent). The Company receives the information from a source or supplier and subsequently combines the information received with information received from other sources to produce background screening reports provided to customers for the requested service. Typically, background screening reports are composed of information from multiple sources or suppliers. The Company is responsible for data collection as a specified service to be delivered to the customer as part of the Company’s performance obligation. The cost-based fees charged to customers as surcharge revenue include pass through costs from federal, state, and local jurisdictions for the providing of the data and records.
ASC 606-10-55-37Ac provides when another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of a goods or services from the other party that it then combines with other goods or services in providing the specified goods or services to the customer. If an entity provides a significant service of integrating goods or services provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. Since the Company is collecting information from a variety of sources and combining such information to produce background screening reports, this supports the Company acting as the principal.

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ASC 606-10-55-39 provides three indicators that an entity controls the specified good or service before it is transferred to the customer and, therefore, is the principal in an arrangement. The Company considered the three indicators below:
•The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications).
•The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return).
•The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits.
The Company is primarily responsible for fulfilling the promise to provide to the customer the background screening reports to complete the background check service, which can be composed of data obtained through multiple information sources or suppliers. The Company is obliged and has full responsibility to perform the background check service requested by the customer even if the information source or supplier fails to transfer the necessary information for the background screening report. The customer would look to the Company to address or correct any issues with the information it receives. This supports the Company acting as the principal.
The Company has inventory risk before and after the screening reports are transferred to the customer. The Company commits to obtaining the information needed to complete the background check service from the supplier before the service is paid by the customer and accepts all responsibility for performing the service should an issue with the data arise. This supports the Company acting as the principal.
The procurement of data to support the background screening report is not a three party arrangement between the governmental jurisdictions, the Company and the Company’s customer. The procurement of this data is only between two parties, the Company and its customer. The Company has the obligation to procure the information in the manner it so chooses to satisfy the performance obligation. the Company does have discretion in establishing the surcharge price to be paid by the customer to the Company. This supports the Company acting as the principal.
Based upon the above analysis, the Company concluded that it is the principal. When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred. Therefore, because the Company is acting as a principal with respect to such reports, when the Company satisfies the promise of completing the background screening service that the screening reports relate to, the Company recognizes revenue at the gross surcharge amount billed to the customer.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3000.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Guy P. Abramo
HireRight GIS Group Holdings, LLC
Thomas M. Spaeth
HireRight GIS Group Holdings, LLC

David A. Curtiss, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Marc D. Jaffe
Latham & Watkins LLP

Michael Benjamin
Latham & Watkins LLP

Adam J. Gelardi
Latham & Watkins LLP
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